                      SECURITIES AND EXCHANGE COMMISSION
                             WasChington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                (Rule 13d -101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1 )*


                             1-800 CONTACTS, INC.
                  ------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  ------------------------------------------
                        (Title of Class of Securities)

                                   681977104
                  ------------------------------------------
                                (CUSIP Number)

                              Donald A. Yacktman
                           Yacktman Asset Management
                            303 West Madison Street
                            Chicago, Illinois 60606
                                 312/201-1200

                  ------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 29, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               Page 1 of 10 Pages

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 681977104                13D                  PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Yacktman Family Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Dakota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            430,000 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             430,000 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      430,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 681977104                13D                  PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Carolyn Z. Yacktman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            442,000 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             442,000 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      442,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 681977104                13D                  PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Donald A. Yacktman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            104,000 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          442,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             104,000 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          442,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      546,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D, dated October 9, 1998, to read as follows:

Item 1.   Security and Issuer.

     The name of the issuer is 1-800 CONTACTS, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 66 East Wadsworth Park Drive, 3/rd/ Floor, Draper, Utah 84020. This Schedule 13D Statement (this "Statement") relates to the Issuer's Common Stock, $0.01 par value (the "Common Stock").

Item 2.   Identity and Background.

     (a) - (c), (f). This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Yacktman Family Trust, a trust created under the laws of the State of South Dakota (the "Trust"), by virtue of its direct beneficial ownership of 430,000 shares of Common Stock; (ii) Carolyn Z. Yacktman, by virtue of Mrs. Yacktman serving as a trustee of the Trust and having the sole power to vote and dispose of the shares held by the Trust and her indirect beneficial ownership of 12,000 shares of Common Stock in her capacity as custodian for her three minor sons under the Uniform Gifts to Minors Act; and (iii) Donald A. Yacktman, by virtue of being the spouse of Carolyn Z. Yacktman and his direct beneficial ownership of 100,000 shares of Common Stock and 4,000 shares of Common Stock in his capacity as trustee of the Eugenia Aronold Trust, dated July 29, 1997 ("Aronold Trust"). Attached as Exhibit A hereto, which is incorporated by reference herein, is an agreement among Donald A. Yacktman, Carolyn Z. Yacktman and the Yacktman Family Trust that this Statement is filed on behalf of each of them. The Trust and Mr. and Mrs. Yacktman are sometimes collectively referred to herein as the "Reporting Persons." The filing of this Statement shall not be construed as an admission by Mr. Yacktman that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by Mrs. Yacktman.

     The Trust was formed under the laws of the State of South Dakota and its address is c/o Citicorp Trust South Dakota, 701 East 60/th/ Street North, Sioux Falls, South Dakota 57117. Carolyn Z. Yacktman, Gregory L. Jackson and Citicorp Trust-South Dakota serve as trustees under the Trust. Mr. Jackson is a citizen of the United States with his principal business address at 303 W. Madison Street, Suite 1925, Chicago, Illinois 60606. Citicorp Trust-South Dakota is a corporation incorporated under the laws of the State of South Dakota with its principal business address at 701 East 60/th/ Street North, Sioux Falls, South Dakota 57117.

     Carolyn Z. Yacktman is a citizen of the United States with her principal residence at 2826 North Elm Lane, Arlington Heights, Illinois 60004. Mrs. Yacktman is not employed.

     Donald A. Yacktman is a citizen of the United States with his principal business address at 303 W. Madison Street, Suite 1925, Chicago, Illinois 60606. Mr. Yacktman is the President and Chief Investment Officer of Yacktman Asset Management Co., which is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

                               Page 5 of 10 Pages

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     (d). During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     All securities reported as beneficially owned by the Trust on this Statement were purchased by the Trust using assets of the Trust. Mrs. Yacktman used personal funds to purchase the 12,000 shares of Common Stock held by her as custodian for her minor sons. Mr. Yacktman used personal funds to purchase the 100,000 shares of Common Stock individually owned by him. Mr. Yacktman used assets of the Aronold Trust to purchase the 4,000 shares of Common Stock held by the Aronold Trust.

Item 4.   Purpose of Transaction.

     Each of the Reporting Persons has acquired the shares of Common Stock beneficially owned by it, him or her for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

     Mr. Donald A. Yacktman and his son, Stephen A. Yacktman, currently serve on the Issuer's Board of Directors. In such capacities, Mr. Yacktman and his son have the power of influencing the management of the Issuer as to various business and corporate matters.

Item 5.   Interest in Securities of the Issuer.

     (a) As of October 9, 1998, each of the Reporting Persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

                               Page 6 of 10 Pages

                                            No. of   Percent of
                                            ------   ----------
          Reporting Person                  Shares     Class
          ----------------                  ------     -----
          Yacktman Family Trust..........   430,000     6.7%

          Carolyn Z. Yacktman............   442,000     6.9%

          Donald A. Yacktman.............   546,000     8.5%


     (b) The Trust has sole power to vote or to direct the vote of 430,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 430,000 shares of Common Stock.

          Carolyn Z. Yacktman, in her capacity as a trustee of the Trust, has the sole power to vote or to direct the vote of 430,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 430,000 shares of Common Stock. In addition, Mrs. Yacktman, in her capacity as custodian for her three minor children, has the sole power to vote or to direct the vote of 12,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 12,000 shares of Common Stock.

          Donald A. Yacktman has sole power to vote or to direct the vote of 100,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 100,000 shares of Common Stock. In addition, Mr. Yacktman, in his capacity as trustee of the Aronold Trust, has the sole power to vote or to direct the vote of 4,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 4,000 shares of Common Stock. By virtue of his relationship with Carolyn Z. Yacktman, Mr. Yacktman may be deemed to share voting and dispositive power with respect to the 430,000 shares of Common Stock held by the Trust and the 12,000 shares of Common Stock held by her as custodian of her three minor children. The filing of this Statement shall not be construed as an admission by Mr. Yacktman that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by Mrs. Yacktman.

     (c) During the 60 day period ended as of the date hereof, the Reporting Persons have acquired shares of Common Stock in open market transactions as follows:

                                                   No. of    Price Per
     Reporting Person                      Date    Shares      Share
     ----------------                      ----    ------      -----

                               Page 7 of 10 Pages

     Yacktman Family Trust and Carolyn
     Z. Yacktman.......................  8/13/98   25,000      $6.06
                                         8/14/98   10,000      $6.00
                                         8/18/98    5,000      $6.06
                                         8/26/98   12,000      $5.75
                                         9/29/98  133,523      $6.00

     Donald A. Yacktman................  9/18/98    4,000      $5.88
                                         9/30/98  100,000      $5.94


     (d)  Not applicable.

     (e)  Not applicable.

     All such ownership percentages of the shares of Common Stock reported herein are based upon 6,430,568 shares of Common Stock outstanding as of June 30, 1998, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on August 18, 1998 for the fiscal quarter ended July 4, 1998.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as otherwise described herein, none of Donald A. Yacktman, Carolyn
Z. Yacktman or the Trust, nor, to the best knowledge of the undersigned, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of 1-800 CONTACTS, INC.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit A:  Agreement of Joint Filing, dated as of October 9, 1998, among the Trust, Carolyn Z. Yacktman and Donald A.
                      Yacktman.

                               Page 8 of 10 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 12, 1998

                                     YACKTMAN FAMILY TRUST

                                     By:     /s/ Carolyn Z. Yacktman
                                             -------------------------------
                                     Name: Carolyn Z. Yacktman
                                     Title: Trustee


                                     /s/ Carolyn Z. Yacktman
                                     ----------------------------------------
                                     Carolyn Z. Yacktman


                                     /s/ Donald A. Yacktman
                                     ----------------------------------------
                                     Donald A. Yacktman

                               Page 9 of 10 Pages